GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
PLEASE RESPOND TO:
U.S. POSTAL SERVICE ADDRESS:
POST OFFICE BOX 190
MIDDLETOWN, NEW JERSEY 07748
OR:
HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:
125 HALF MILE ROAD, SUITE 300
RED BANK, NEW JERSEY 07701
(732) 741-3900
FAX: (732) 224-6599
www.ghclaw.com

JOHN C. GIORDANO, JR.
FRANK R. CIESLA - DC
BERNARD J. BERRY, JR.
JOHN A. AIELLO - NY
MICHAEL J. GROSS
JOHN A. GIUNCO
SHARLENE A. HUNT
PHILIP D. FORLENZA - NY
MICHAEL J. CANNING ☐
PAUL H. SCHNEIDER
ELIZABETH CHRISTIAN - NY
ANDREW B. ROBINS
MICHAEL A. BRUNO
KURT E. ANDERSON
PAUL T. COLELLA
GERALD P. LALLY
SEAN E. REGAN ☐

TARA PHELAN CARVER - NY
RACHEL M. RINNINSLAND – PA
DONALD F. CAMPBELL, JR.
BRIAN H. HARVEY
MELISSA V. SKROCKI - NY
AFIYFA H. ELLINGTON - NY
CRAIG M. GIANETTI - NY

JAY S. BECKER – MA, NY
TIMOTHY D. LYONS ☐ - PA
J. SCOTT ANDERSON
PETER B. BENNETT - NY
LAURENCE I. ROTHSTEIN NY, PA
ROBERT J. FEINBERG ☐ – FL, DC
PATRICK S. CONVERY
MICHAEL A. PANE, JR. NY
MICHAEL J. VITIELLO - NY
STEVEN M. DALTON - NY
PAMELA J. KNAUER - MA
TIMOTHY J. DENGLER - PA
CATHERINE J. BICK - NY
MONICA J. CERES
MARC D. POLICASTRO - NY
JOSEPH C. DeBLASIO
LISA MICELI WATERS - NY

ARI G. BURD – NY
KELLY D. GUNTHER
MICHAEL D. PAWLOWSKI
MATTHEW N. FIOROVANTI - NY
JOHN L. SIKORA
VINCENT M. DeSIMONE
JACLYN B. KASS

OF COUNSEL:
JOHN R. HALLERAN
S. THOMAS GAGLIANO
THOMAS A. PLISKIN
RONALD P. HEKSCH
DERRICK A. SCENNA
STEVEN J. CORODEMUS
EDWARD S. RADZELY - NY

JOHN C. GIORDANO
(1921-1989)

☐ CERTIFIED BY THE SUPREME COURT OF NEW JERSEY AS A CIVIL TRIAL ATTORNEY

DC – ALSO ADMITTED DC
FL – ALSO ADMITTED FL
MA – ALSO ADMITTED MA
NY – ALSO ADMITTED NY
PA – ALSO ADMITTED PA

DIRECT DIAL NUMBER
(732) 219-5483

DIRECT EMAIL
pforlenza@ghclaw.com

CLIENT/MATTER NO.
16473.2

August 26, 2009

SEC
Mail Processing

AUG 27 2009

Washington, DC
122

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Edwin Kim, Division of Corporation Finance

Re: Stadium Entertainment Holding Corp.
Form 1-A Amendment No. 3
Filed on July 22, 2009
File No. 024-10240

Dear Mr. Kim:

Delivered herewith on behalf of Stadium Entertainment Holding Corp. (the "Company") please find seven (7) copies of an Amendment No. 4 to Form 1-A Regulation Offering Statement which is being filed in connection with a proposed offering of Common Stock. One of the copies is manually signed and sequentially numbered.

The following sets forth the comments made by the Staff on the Form 1-A Amendment No. 3 in its letter dated August 17, 2009 and the responses thereto which are provided on behalf of the Company:

<u>General</u>

1. We note your response to comment two of our letter dated June 19, 2009, and we reissue the comment in part. Please provide further details of the conversion feature of these loans into common stock and your plans to potentially extinguish one or more of your loans in exchange for common stock from this offering. For example, it is unclear if the debt will be extinguished for the same offering price offered to public investors or if they will receive a discount. In addition, you should provide a more detailed discussion

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
August 26, 2009
Page 2

of this part of the offering. For example, the cover page should clear state the amount of debt that may be forgiven and the table reflecting proceeds to the company should be revised, and the use of proceeds section should be revised.

Response – Disclosure has been added to the first paragraph of the cover page and in Note 3 to the table on the cover page of the Offering Statement to provide additional detail regarding the potential note conversions. In addition, disclosure has been added to the section captioned "Use of Proceeds" to indicate that the cash proceeds of the offering will be reduced to the extent of any note conversions.

Part I – Notifications, page i

Item 4. Jurisdictions in Which Securities are to be Offered, page v

2.   We note your response to comment six of our letter dated June 19, 2009, and we reissue it. Item 4(b) requires disclosure of the method by which the securities are to be offered. Please disclose whether you will rely upon an exemption under state securities laws or will register your offering with state authorities.

Response – Disclosure as to the method by which the Company expects to comply with state securities laws has been added on page vi. Please note that the legend for Florida investors that was added on the page which follows the coverage page will be deleted if the Company does not obtain guidance from the State of Florida which enables it to rely on a private offering exemption.

Part II – Offering Circular

Risk Factors, page 3

3.   We note your response to comments nine and 22 of our letter dated June 19, 2009 and we reissue these comments. Your response letter indicates that you expect to generate revenues in excess of $1,000,000 during the next 12 months, expect to receive a $100,000 advance from EMI, your costs for your subsequent releases will be much lower than for True to the Game – Volume I, you will operate more efficiently, and believe that you will generate revenues from distribution services for independent record companies. Please provide us with the basis for these assumptions or expectations. Given the modest sales of your only existing product, your large operating losses sustained since operations began, your lack of operating history for your distribution services division, and your limited overall operating history, if appears much of your assumptions or expectations are speculative. Please revise your risk factors and plan of operations sections accordingly, in particular that cash generated from current

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
August 26, 2009
Page 3

operations may not be sufficient to fund future projects. We refer you to Item 10(b) of Regulation S-K for a discussion of the Commission's policy on projections.

Response – The following sets forth additional detail with respect to management's expectation that the Company will have sufficient funds for operations if the minimum amount is raised, and 24 months if the maximum is raised. Please note that certain of the items described below arise from adjustments to the Company's business plan which have been made since the filing of Amendment No. 3 to the Offering Statement.

- Since the March 24, 2009 release of "True to the Game – Volume I," digital download purchases have increased to approximately 5,000 per month, and the Company expects increases of approximately 10-%-20% per month, as a result of the Company's promotional efforts. Management expects this growth to continue through 2010 as it continues and expands promotional efforts and re-releases the compilation in March 2010.

- Sales of the "True to the Game – Volume I" physical CD have increased to approximately $20,000 to $40,000 per month, and management anticipates that these sales will increase to approximately $120,000 per month for the quarter ending December 31, 2009 as a result of (i) greater demand during the holiday season, (ii) arrangements currently being negotiated with Major League Baseball which are expected to result in sales of approximately 100,000 units to Major League Baseball teams and their minor league affiliates which would not be returnable and therefore not subject to the 25% EMI reserve, (iii) sales pursuant to arrangements being negotiated with Foot Locker, other retailers and other well known companies which would position "True to the Game – Volume I" as "value-added" item.

- The Company plans to re-release "True to the Game – Volume I" in March 2010 and expects that the re-release will enable it to increase opportunities with Major League Baseball teams and achieve greater penetration of the retail market.

- The Country compilation has a scheduled release date of April 2010 and, as a result of the high public profile of Fisher House, the associated charity, as well as anticipated corporate promotional arrangements, management anticipates a minimum initial order of at least 50,000 units.

- The Company has created an "Associated Label Division" which is expected to increase the amount of advances paid to the Company by EMI

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
August 26, 2009
Page 4

pursuant to its Distribution Agreement, which requires it to advance $1.40 per unit on the release of any title with an initial order of 10,000 units or more (i.e., a minimum advance to the Company of $14,000). Based on current discussions with approximately 15 independent record companies, the Company projects at least 5 qualified releases of CD catalogs produced by other labels by the end of 2009 and at lease one additional release per month thereafter. Each catalog generally consists of [30] CDs.

- Pursuant to its agreement with EMI, the Company will receive a $50,000 advance for Volume I of its Country compilation.

- The Company is delaying the release of "True to the Game – Volume II" until March 2011 which will defer the cash expenditures required to produce the compilation.

- The Company plans to reduce the number of well-known "name" artists on future compilations by 50% and offer "buy-in" slots to record companies which will give the record companies the right to have newer artists included in the compilation. Based on a 14 song per CD approach, the inclusion of seven "buy-in" titles will reduce the net production costs by approximately $70,000.

- Based on discussions with third parties with respect to the acquisition of music for the Company's next projects, management expects a maximum cost per track of $20,000 ($140,000 per CD) for its next two projects.

- The Company has significantly reduced monthly operating expenses, including reductions in (i) payroll from $36,000 to $18,000 per month; (ii) consulting fees from $26,000 to $14,000 per month through a consolidation of duties and the in-house performance of certain functions that were previously outsourced; (iii) reduction of radio promotion expenses by approximately $20,000 - $30,000 per month via change in approach from traditional radio promotion efforts to an approach which focuses on special promotions utilizing radio advertising tie-ins, contest and giveaways which are scheduled strategically in conjunction with outside events.

- Reduction in legal fees through a change in professionals and alternative billing arrangements.

- The Company expects to generate other streams of income by offering an

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
August 26, 2009
Page 5

array of ancillary services to independent record companies such as product coordination, marketing services and radio promotion services with respect to the release of pre-recorded music. The Company expects to operate as a "clearing house" for the services for its associated labels, and these services will be outsourced to third parties. Inasmuch as these services will be outsourced and billed to associated labels on a "mark-up" basis, the Company will not incur any significant costs in providing these services to its associated labels.

The risk factor on page 3 which is now captioned "We may be unable to raise additional capital or generate the significant revenues necessary to fund our operations and finance new projects, in which case the funds from this offering may not be sufficient to enable us to sustain operations" contains disclosure that indicates, among other things, that:

- the Company may not generate anticipated revenues;

- the Company may need additional funds to meet operational needs and capital requirements for product development and marketing;

- if adequate funds are not available, the Company may have to cease operations or reduce or substantially eliminate expenditures for the development of certain of its proposed projects.

The section captioned "Management's Discussion and Plan of Operation" has been revised to reflect the changes in the business plan and some of the additional detail described above.

Dilution, page 8

4.   We have reviewed your revised dilution table, noting your experienced dilution to new investors under the minimum and maximum offerings. It appears that as a result of your adjustments to the March 31, 2009 financial statements (i.e. recording a full valuation allowance on your deferred tax asset), that your net tangible book value per share should be ($.02) versus ($.01). This change would impact your other disclosed amounts in this section and the last risk factor on page 6. Please revise or advise.

Response – The dilution disclosure on page 8 and the risk factor on page 6 have been revised in response to this comment.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
August 26, 2009
Page 6

Use of Proceeds to Issuer, page 9

5.   Please add to the use of proceeds table a column disclosing the use of proceeds if you
       raise an amount between the minimum and maximum.

       Response – A column setting forth the use of proceeds if $2,500,000 (10,000,000
       shares) is raised has been added to the "Use of Proceeds" table.

6.   We note your response to comment 13 of our letter dated June 19, 2009, and we reissue
       it. It appears that your $300,000 in loans to three investors maybe extinguished in
       exchange for shares in this offering. If this occurred, the proceeds of this offering would
       be reduced by the amount forgiven in exchange for shares issued. Accordingly, please
       add disclosure about these loans in this section.

       Response – Disclosure with respect to the loans and the potential conversion of the notes
       has been added in the section captioned "Use of Proceeds."

7.   We note your response to comment 14 of our letter dated June 19, 2009, and we reissue
       it in part. Please clarify what products are represented by the Product Acquisition Costs
       figure. Also, please clarify how the company plans to use its working capital should it
       raise its maximum offering amount, as there is a big disparity in the uses of proceeds for
       working capital compared to if only the minimum amount is raised. To the extent that
       working capital may be used to pay the salaries or other fees to officers and/or directors,
       please provide clear disclosure. State the specific amount that may be paid to each
       individual.

       Response – Disclosure has been added in Note 2 to the "Use of Proceeds" table to
       provide additional detail as to the components of the Product Acquisition costs. In
       addition, additional disclosure has been added in Note 4 with respect to the proposed
       deployment of working capital. Moreover, the "Use of Proceeds" table has been revised
       to reflect recent changes to the Company's business plan, including the deferral of the
       "True to the Game – Volume II" project.

8.   We reissue comment 15 of our letter dated June 29, 2009. We note that the statement
       that the amounts set forth in the table are estimates and that the actual allocation of
       funds may vary. We direct your attention to Instruction 6 to Item 5 of Model B, which
       indicates that the company may reserve the right to change the use of proceeds provided
       that the reservation is due to contingencies which are adequately disclosed. To the
       extent that you reserve the right to change the use of proceeds, clearly state the

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
August 26, 2009
Page 7

contingencies and how the use of proceeds will be altered.

Response – Disclosure has been added in Note 1 to the "Use of Proceeds" table to describe the contingencies and how the use of proceeds may be altered.

Description of Business, page 10

9.   We note your response to comment 16 of our letter dated June 19, 2009, and we reissue it in part. Please clarify why your projected expenses for True to the Game Volume II and your Country Compilations are significantly lower than Trust to the Game Volume I.

Response – The projected expenses are lower because:

- as a result of the release of "True to the Game – Volume I," the Company has a proven track record of bringing a compilation product to market and is able to negotiate more favorable terms with prospective participants;

- the current economic climate and conditions in the music industry have improved the Company's ability to negotiate more favorable terms with record companies who are now looking for additional avenues to promote the music of their artists. The Company's compilation projects present such an avenue to other record companies; and

- the Company plans to reduce the number of well known "name" artists on its compilation projects by 50% and will offer "buy-in" opportunities to record companies which will give the record companies the right to include new artists on the Company's compilation projects, which will reduce the Company's net cost of production.

10.   Please revise your Description of Business section and other appropriate areas of your Offering Circular once the final terms of your Country Compilation agreement is finalized. You should file this agreement as an exhibit and provide similar disclosure for this product as you provide for True to the Game Volume I. We may have further comment. In addition, we note that you expect to enter into a formal agreement with Fisher House Foundation in July 2009. Please disclose the material terms of this agreement and file as an exhibit.

Response – The formal agreement with the Fisher Foundation has not been finalized, and the disclosure under "Country Compilation" has been revised to indicate that the Company expects to enter into the agreement by September 2009. The agreement will

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
August 26, 2009
Page 8

be filed as an exhibit upon execution and the related disclosure will be revised as appropriate.

11. We reissue comment 18 of our letter dated June 19, 2009. We note your disclosure that you expect to continue all of your marketing programs regardless of the amount raised in this offering. Please explain the basis, given the limited funding allocated for marketing and the True to the Game Volume II and the Country Compilation that will rely upon the proceeds from this offering.

Response – The Company will have the ability to continue substantially all marketing programs because:

- many of the marketing functions previously outsourced are now handled by the Company's in-house staff;

- the Company has consolidated the number of outside marketing consultants used in marketing and promotion and is generally using a single consultant who is capable of handling multiple marketing disciplines; and

- after reviewing the results of its initial radio promotion strategy, as well as changes in the music industry, the Company has revised its approach to radio promotion and abandoned the traditional method of utilizing a team of independent promoters to promote the Company's music.

The changes described above have resulted in significant cost savings to the Company. As a result, the Company expects to be able to continue substantially all marketing programs regardless of the amount raised in the offering; however, as disclosed on page 15, the level of activity could be decreased if proceeds from the offering and revenues from operations are not sufficient to support marketing and promotional activities at current levels. If a reduction in marketing and promotional activities is required, it is anticipated that the Company would reduce the use of its outside consultant but would continue the activities of its in-house staff.

12. We note that your response to comment 19 of our letter dated June 19, 2009, and we reissue it in part. Please disclose under what circumstances and the likelihood that the artists' record companies will force you to forfeit your rights to the master recordings that you own a partial interest for True to the Game Volume I. Add a risk factor as appropriate.

Response – Disclosure has been added on page 17 in response to the above comment.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
August 26, 2009
Page 9

The Company does not believe that forfeiture of rights in master recordings will have any material adverse impact on its business and thus does not believe that a risk factor related to this possibility is warranted.

13.   Please complete the last sentence of the first paragraph in your "Revenue Streams" section on page 19.

Response – The sentence has been completed.

Plan of Distribution, page 27

14.   We reissue comment 26 of our letter dated June 19, 2009. We note the disclosure that you may at your discretion permit a smaller purchase amount than the minimum purchase. Please provide the specific criteria that will be used to determine whether the minimum purchase will not apply to some purchasers and the basis for allowing a different minimum purchase for different investors.

Response – The Offering Statement has been revised to provide that the minimum amount of investment is $10,000. The Company's ability to accept subscriptions for less than the minimum amount has been eliminated.

Part F/S – Financial Statements

Stadium Entertainment Holdings, Corp.

Financial Statements for the Period Ended March 31, 2009

General

15.   We note that you have revised your financial statements to correct an error related to deferred tax assets. Accordingly, please revise to prominently indicate that your financial statements have been restated and provide disclosures required by paragraph 26 of SFAS 154.

Response – The Company has included a disclosure (See Note 10) to state the previously issued financial statements have been restated. The disclosure provides a description of the nature of the restatement, states the effect of the correction on each financial statement line item (Total assets and accumulated deficit were reduced by $562,481) and shows the effect of the change on the accumulated deficit.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Notes to the Financial Statements

2.   Summary of Significant Accounting Policies

16.   We have reviewed your response to our prior comment 34. We note your disclosure that management estimates returns based on historical trends, economic trends, changes in demand and customer acceptance, but it appears your reserve is based on the contractual amount required by EMI. Considering that you began shipping CD's and recognizing revenue in March 2009, please tell us how you have the ability to make a reasonable estimate of product returns based on less than one month of experience. In your response, please provide a detailed analysis for each of the factors in paragraph 8 of SFAS 48.

Response – The Company's management, specifically Camille Barbone has over 30 years of experience in the music industry and has the professional knowledge to make an initial reasonable estimate of what the provision for sales returns should be. Ms. Barbone's professional experience allows her the ability to analyze historical industry trends, changes in customer demand and customer acceptance of a certain product. Furthermore, the Company believes that establishing a provision for returns in line with reserve established by EMI represents a conservative and reasonable estimate of future returns. EMI is an established distributor of products in the music industry and management believes that its estimate provides a reasonable basis for the initial provision for sales returns. The Company's management also notes that this methodology is an industry wide practice between distributors and retailers. In addition, the Company has noted sales of approximately 22,000 units through July 2009, with returns of 3,569 units. These units returned represent products returned on all sales. The Company believes based on the relationship between sales to returns that its current reserve is a conservative estimate. An analysis of the specific risk factors of Paragraph 8 of SFAS 48 is presented below.

      a) The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand.

         The Company realizes that it is subject to risks related to changes in technology and changes in demand, because tastes in music and technological improvements occur constantly in the music industry. However, as mentioned above, management has had over three decades of experience in an industry that has constantly evolved and it believes its estimate is a good initial gauge of customer returns.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
August 26, 2009
Page 11

b) Relatively long periods in which a particular product may be returned.

The Company has factored the 6 month return period into its estimates and believes the reserve established represents a conservative initial provision for sales returns.

c) Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example changes in the selling enterprise's marketing policies or relationships with its customers.

The Company does not have historical experience, as this is the first album released and there had been approximately one week of sales at 3/31/09. However, the Company does not believe this prevents it from establishing a reasonable estimate based on management's experience within the industry.

d) Absence of a large volume of homogenous transactions.

The Company does not believe that this factor applies to it due to the nature of its product and transactions in which it is involved.

6.   Common Stock, F-19

17.   We note your disclosure here regarding the share issuances to founders and shareholders of Stadium Entertainment Corp. Tell us how the timelines reflected here are consistent with the transaction itself. We note that 75 million shares were issued to effect the recapitalization transaction on January 1, 2009, not December 31, 2008 or January 1, 2008. Please advise or revise.

Response – The Company has revised the notes to the financial statements (See Note 6) to properly reflect the share exchange agreement that was completed on January 1, 2009. Please note that disclosure now provides the common stock transaction history of Stadium Entertainment Holding Corp. and the details of the share exchange agreement, in which Stadium Entertainment Corporation's shareholders received 75 million shares in exchange for 200 shares previously issued and outstanding. The Statement of Stockholders' Equity was revised to include the capital structure of Stadium Entertainment Holding. Corp.

The Company has revised the Statement of Stockholders' Equity to show the opening balance of $25,000 of common stock, to reflect the 25,000,000 shares of par value $.001

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
August 26, 2009
Page 12

common stock as mentioned above. Furthermore Statement of Stockholders' Equity for the quarter ended March 31, 2009 has been adjusted to reflect the opening balance of the subscription receivable, Additional Paid in Capital and accumulated deficit.

With regard to the issuance of 75 million shares of par value $.001 common stock ($75,000) issued to the shareholders of Stadium Entertainment Corp. the Statement of Stockholders' Equity now shows that issuance of these shares in accordance with the share exchange agreement also results in the assumption of the additional paid-in capital ($-74,800) and the accumulated deficit ($-1,072,497) of Stadium Entertainment Corp. In addition, the Company has included a line item to show the adjustment of Stadium Entertainment Holding Corp' accumulated deficit to Additional Paid-in Capital.

Stadium Entertainment Corp.

General

18.	We note that you have revised your financial statements to correct an error related to deferred tax assets. Accordingly, please revise to prominently indicate that your financial statements have been restated and provide disclosures required by paragraph 26 of SFAS 154.

Response - The Company has included a disclosure (See Note 10) to state the previously issued financial statements have been restated. The disclosure provides a description of the nature of the restatement, states the effect of the correction on each financial statement line item (Total assets, net loss, and accumulated deficit were reduced by $559,203) and shows the effect of the change on the accumulated deficit.

Statement of Stockholders' Equity, F-13

19.	Tell us why you have reflected the recapitalization transaction as if it occurred on December 31, 2008 versus January 1, 2009. It appears these adjustments (i.e. adjustment to additional paid-in capital, issuance of 25 million shares, etc.) should not be reflected in the period ended December 31, 2008.

Response – The financial statements have been revised to remove the issuance of the 25 million shares to the shareholders of Stadium Entertainment Holding Corp with respect to the reverse merger completed on January 1, 2009. Stadium Entertainment Corporation has now included a subsequent event footnote to describe this transaction. However, an adjustment for additional paid in capital remains in the Statement of Stockholders' Equity in order to show the change in common stock value. The financial statements for the period ended December 31, 2008 were restated to give retroactive

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

effect to the share exchange agreement completed on January 1, 2009 in which the founding shareholders of Stadium Entertainment Corp. were issued 75 million shares of par value $.001 common stock in exchange of the 200 shares of common stock issued and outstanding as of January 3, 2008. The adjustment made to record this transaction was a debit to Additional Paid-in Capital of $74,800 and a credit to Common Stock for $74,800. Therefore the Common Stock and APIC is stated retroactively as $75,000 and $(74,800), respectively.

Exhibits

20.   We note that you have requested confidential treatment for exhibit 10.21. We are unable to locate the request for confidential treatment for this exhibit. Please file the request as soon as possible.

        Response – The request for confidential treatment has been filed.

        If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,



PHILIP D. FORLENZA

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        William Kearns
        Brian Bhandari
        Camille Barbone

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